LM FUNDING AMERICA, INC.

1200 West Platt Street, Suite 1000

Tampa, Florida 33606

August 13, 2020

VIA EDGAR

Sonia Bednarowski

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	LM Funding America, Inc.
Registration Statement on Form S-1 (Registration No. 333-240015)

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, LM Funding America, Inc. (the “Registrant”), hereby requests acceleration of effectiveness of its above-referenced Registration Statement to 9:00 a.m., eastern time, on August 14, 2020, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours, LM Funding America, Inc.

By:	/s/ Richard Russell
Richard Russell Chief Financial Officer